04036678

First Silver Reserve Inc.
Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
(604)-602-9973
Fax: (604)-681-5910

August 24, 2004

Securities and Exchange Commission
450 – 5th Street N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

82-3449

Attention: File Clerk
Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Filing Documents for First Silver Reserve Inc. – Exemption Number 82-3449
Section 12g3-2(b), Securities Exchange Act of 1934

Please find enclosed a copy of the following documents:

- Quarterly report for the second quarter ending June 30, 2004;
- News release dated August 11, 2004.

Would you please file the enclosures in your files.

First Silver Reserve Inc.

Per:

Len W. Brownlie, Director

Encl.

dlw 9/2

82-3449

News Release #2004 - 04

August 11, 2004

First Silver Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada ,V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: firstsilver.com
E-mail: info@firstsilver.com

First Silver Reserve Inc. Reports 2004 Six Month Results

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") today announced its second quarter 2004 financial results. All amounts are expressed in United States dollars.

In the six month period ending June 30, 2004, First Silver produced 1,077,523 ounces of silver (2003 – 1,109,124 ounces) and 2,466 ounces of gold (2003 – 1,611 ounces), from the Company's wholly owned San Martin Silver Mine, located in Jalisco State, Mexico. Silver production was 31,601 ounces (2.8%) lower and gold production was 855 ounces (53.0%) higher than in the first six months of 2003. Total mill throughput was 133,767 tonnes, as compared to 123,221 tonnes in the first six months of 2003. In the first six months of 2004, the mill head grade was 290 g/tonne silver and the mill recovery rate was 86.4%, as compared to a head grade of 313 g/tonne silver and a recovery rate of 89.4% in the first six months of 2003.

For the three months ending June 30, 2004, silver production was 512,191 ounces (2003 – 561,665 ounces) and gold production was 1,178 ounces (2003 – 799 ounces). Silver production was 49,474 ounces (8.8%) lower and gold production was 379 ounces (47.4%) higher than in the three months ending June 30, 2003. Total mill throughput in the three months ending June 30, 2004 was 65,899 tonnes, as compared to 61,155 tonnes in the three months ending June 30, 2003. In the second quarter of 2004, the mill head grade was 310 g/tonne silver and the mill recovery rate was 83.4%, as compared to a head grade of 312 g/tonne silver and a recovery rate of 91.4% in the second quarter of 2003. During the second quarter of 2004, mill feed,included material with a higher sulfide content which negatively affected silver recovery.

In the six months ending June 30, 2004, revenue was $7.73 million as compared to $5.70 million in the first 6 months of 2003. Revenue for the three month period ending June 30, 2004 was $3.50 million as compared to $2.82 million in the same period in 2003. The Company recorded a profit of $1.93 million or $0.05 per share for the six month period, as compared with a loss of $0.28 million or $0.01 per share for same period in 2003. Net earnings for the second quarter of 2004 were $0.48 million or $0.01 per share as compared to a loss of $0.26 million or $0.00 per share in the second quarter of 2003. The increase in net earnings is attributable to a combination of an increase in gold production and silver prices during the period. In the first six months of 2004, the average London pm price for silver was $6.48 per ounce, as compared to $4.63 per ounce in 2003.

Cost of sales were $4.74 million for the six month period, as compared to $4.91 million for the year earlier period. General and administrative expenses were $0.57 million for the period as compared to $0.56 million in the first six months of 2003. Depreciation was $0.43 million for the period, as compared to $0.44 million in the year earlier period. Cash costs, net of gold credits, were $4.27 per ounce of silver in the six months ending June 30, 2004, as compared to $4.50 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.62 per ounce of silver in the six months ending June 30, 2004, as compared to $4.86 per ounce of silver in the year earlier period. Cash costs, net of gold credits, were $4.56 per ounce of silver in the three months ending June 30, 2004, as compared to $5.45 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.92 per ounce of silver in the three months ending June 30, 2004, as compared to $5.90 per ounce of silver in the year earlier period. Costs in 2003 were increased due to mill equipment breakdowns.

Liquidity and Capital Resources

At June 30, 2004 the Company had working capital of $1.6 million (comprised of cash of $1.2 million and accounts receivable, inventory and prepaid expenses of $2.0 million, less current liabilities of $1.6 million) as compared to a working capital deficiency of $0.3 million at December 31, 2003 (comprised of cash of $0.4 million and accounts receivable, inventory and prepaid expenses of $1.4 million, less current liabilities of $2.1 million). This increase in working capital was a result of increased cash flows from operations. During the quarter, the Company repaid the balance of $80,000 of a loan of $545,760 due to the Company's President. No interest was paid on this loan. Adding to cash flow was the exercise of stock options. During the six months ending June 30, 2004 the Company issued 180,000 shares from treasury on the exercise of Director stock options for net proceeds of $70,012. Currently, the Company has an issued capital of 38,161,921 common shares and has 630,000 share purchase options outstanding. Other than the loan described above, the Company does not have any long–term contractual obligations.

RESOURCE DEVELOPMENT AND EXPLORATION

Underground Exploration

Mine staff are currently evaluating several areas of the mine where additional development work will increase mineral reserves.

To improve mine safety, access and ventilation, the Company began work on a new haulage adit in 2001. The Rosario mine haulage adit is sized for production, 4 m wide and 3.5 m high, and is being driven alongside the Rosario-Condesa Fault, allowing systematic drill hole sampling of this fault zone. Including double width sections, the new tunnel will have a total length of 1,480 m, of which approximately 1,340 m have been developed. When completed, the adit will reduce mine haulage by some 1,200 m. Little progress was made on this adit in 2003 due to limited funding. The Company has initiated work during 2004 and has less than 150 m remaining to complete this adit.

Minesite Exploration

At December 31, 2003, First Silver controlled 7,241 hectares (17,892 acres) of mineral rights surrounding the mine. First Silver also owns about 1,300 hectares (3,212 acres) of surface land surrounding the mine and another 104 hectares (257 acres) of land at the mill site.

On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development. A Natural Source Audio-Frequency Magnetotelluric (NSAMT) Geophysical Survey conducted during September and October, 2003 identified 25 potential drill targets for follow-up. The Company retained James I. Lyons, Consulting Geologist, to recommend priority locations for drilling and follow-up. Mr. Lyons was able to identify two previously unknown vein structures, the Leones and Huichola veins, which run parallel to the Zuolaga vein. The Leones vein is located about 300 m north of the present mine while the Huichola vein is located about 800 m south of the mine. Based on anomalous surface samples, Mr. Lyons recommended drill targets on the Leones and Huichloa veins. The Company has drilled two holes into each of the Leones and Huichola veins and is currently awaiting assay results.

Other Exploration and Development Projects

The Company currently holds 8 precious metals exploration properties. These eight properties cover 625 hectares (1,544 acres) and are located in Jalisco State, Mexico. The properties all have a small mine production history and have been placed in inventory until mine geological staff have an opportunity to develop exploration plans.

A complete set of financial statements along with Management's Discussion and Analysis of Financial Condition and the Results of Operations for the six months ended June 30, 2004 will be posted to the Company's web-site www.firstsilver.com and www.sedar.com .

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors

"Len Brownlie"
Director

First Silver Reserve Inc.

Consolidated Balance Sheets

June 30 amounts are unaudited. All amounts are expressed in U.S. dollars

	June 30, 2004 $	December 31, 2003 $
Assets		
Current assets		
Cash and cash equivalents	1,198,535	418,709
Accounts receivable	988,807	667,841
Inventories	822,333	622,456
Prepaid expenses	159,194	134,379
	3,168,869	1,843,385
Resource assets	3,641,646	3,693,264
	6,810,515	5,536,649
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	873,091	1,353,002
Other taxes payable	700,670	778,665
	1,573,761	2,131,667
Future income taxes	724,841	649,346
Other long-term liabilities	2,424,366	2,488,664
	4,722,968	5,269,677
Shareholders' Equity		
Share Capital	1,387,728	1,317,716
Cummulative Translation Gain (Loss)	(211,671)	(27,691)
Retairied earnings	911,490	(1,023,053)
	2,087,547	266,972
	6,810,515	5,536,649

Nature of operations and going concern (note 1)

See accompanying notes to consolidated financial statements

First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings
For the six months ended June 30, 2004 and 2003
(expressed in U.S. dollars)

	For The Three Months Ended June 30, 2004 $	For The Three Months Ended June 30, 2003 $	For The Six Months Ended June 30, 2004 $	For The Six Months Ended June 30, 2003 $
Revenue				
Sales	3,500,938	2,816,528	7,730,622	5,696,940
	3,500,938	2,816,528	7,730,622	5,696,940
Cost and expenses				
Cost of sales	2,418,724	2,543,285	4,735,370	4,913,426
General and administrative	300,373	317,705	566,443	556,379
Employee profit sharing	-	-	-	-
Depreciation and depletion	214,061	234,704	432,185	443,327
Other income	604	(631)	263	(5,105)
Foreign exchange (gain) loss	56,845	(27,809)	(874)	40,798
	2,990,607	3,067,254	5,733,387	5,948,825
(Loss) earnings before income taxes	510,331	(250,726)	1,997,235	(251,885)
Provision for (recovery of) income taxes				
Current	-	-	-	-
Future	28,002	11,513	62,692	26,815
	28,002	11,513	62,692	26,815
Net (Loss) earnings for the period	482,329	(262,239)	1,934,543	(278,700)
Retained earnings - Beginning of period	429,161	52,415	(1,023,053)	68,876
Retained earnings - End of period	911,490	(209,824)	911,490	(209,824)
Earnings (loss) per share	$0.01	($0.00)	$0.05	($0.01)

See accompanying notes to consolidated financial statements

First Silver Reserve Inc.

Consolidated Statements of Cash Flows
For the six months ended June 30, 2004 and 2003
(expressed in U.S. dollars)

	For The Three Months Ended June 30, 2004 $	For The Three Months Ended June 30, 2003 $	For The Six Months Ended June 30, 2004 $	For The Six Months Ended June 30, 2003 $
Cash flows from operating activities				
Net earnings (loss) for the year	482,329	(262,239)	1,934,543	(278,700)
Items not affecting cash				
Depreciation and depletion	214,061	234,704	432,185	443,327
Cumulative translation gain	(3,512)	(4,188)	(183,980)	(7,975)
Future income taxes	(37,480)	45,875	75,495	25,334
	655,398	14,152	2,258,243	181,986
Changes in non-cash working capital items	(27,455)	15,261	(1,103,564)	(56,617)
	627,943	29,413	1,154,679	125,369
Cash flows from financing activities				
Issue of share capital	17,439	-	70,012	12,998
Increase (Reduction) in long term debt	(70,071)	61,706	(64,298)	16,397
	(52,632)	61,706	5,714	29,395
Cash flows from investing activities				
Resource asset expenditures	(226,515)	(183,737)	(380,567)	(304,394)
	(226,515)	(183,737)	(380,567)	(304,394)
(Decrease) Increase in cash and short-term equivalents	348,796	(92,618)	779,826	(149,630)
Cash and cash equivalents - Beginning of period	849,739	440,265	418,709	497,277
Cash and cash equivalents - End of period	1,198,535	347,647	1,198,535	347,647

See accompanying notes to consolidated financial statements

First Silver Reserve Inc.

Notes To Consolidated Statements
For the six months ended June 30, 2004

1 Basis of presentation

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of our annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Except as disclosed in note 2, the accounting policies used in preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our annual consolidated financial statements and the notes thereto for the two years ended December 31, 2003.

These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report.

1 Accounting Changes

Foreign Currency Translation
On January 1, 2003 the Company changed its accounting policy for the translation of foreign currency as required by The Canadian Institute of Chartered Accountants Handbook section 1650. Under this new standard assets and liabilities are translated at the current rate, while income statement items are translated at the average rate for the period. Income Statement prior year comparative numbers have been restated at the average rate to ensure an accurate and fair presentation.

2 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance –December 31, 2003	37,956,921	$1,317,716
Issued upon exercise of share purchase options	180,000	$70,012
Balance – June 30, 2004	38,136,921	$1,387,728

Stock options outstanding

The following table summarizes information about the options at June 30, 2004 and the changes for the six months then ended:

	2004		2003	
	Number of shares	Weighted average exercise price Cdn. $	Number of shares	Weighted average exercise price Cdn. $
Options outstanding – Beginning of period	710,000	$0.68	745,000	$0.[illegible]
- Exercised during period	180,000	$0.61	25,000	$0.[illegible]
- Issued during period	125,000	$1.64	200,000	$0.[illegible]
Options outstanding - End of period	655,000	$0.67	920,000	$0.[illegible]

82-3449

First Silver
Reserve Inc.



Second Quarter Report 2004

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Hector Davila Santos, Chief Executive Officer of First Silver Reserve Inc., certify that:

1. I have reviewed the interim filings (*as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Silver Reserve Inc. for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of First Silver Reserve Inc., as of the date and for the periods presented in the interim filings.

Date: August 9, 2004

"Hector Davila Santos"
Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Rodney A. Shier, Chief Financial Officer of First Silver Reserve Inc., certify that:

4. I have reviewed the interim filings (*as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings*) of First Silver Reserve Inc. for the interim period ending June 30, 2004;

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of First Silver Reserve Inc., as of the date and for the periods presented in the interim filings.

Date: August 9, 2004

"Rodney A. Shier"
Chief Financial Officer

MANAGEMENT'S DISCUSSION & ANALYSIS ("MD&A") OF FINANCIAL CONDITION & THE RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED June 30, 2004 (Form 51-102F1)

August 9, 2004

Introduction

This MD&A focuses on significant factors that affected First Silver Reserve Inc. and its subsidiary ("First Silver" or the "Company") performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the unaudited consolidated financial statements for the six months ended June 30, 2004 and the Company's 2003 audited consolidated financial statements and the related notes contained therein. The Company's reporting currency is the United States dollar while the measurement currency is the Mexican peso (PS$). All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company's significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2003. Additional information on the Company is available in the Company's Annual Information Form, which can be found at www.sedar.com or www.firstsilver.com.

Overall Performance

In the six month period ending June 30, 2004, First Silver produced 1,077,523 ounces of silver (2003 – 1,109,124 ounces) and 2,466 ounces of gold (2003 – 1,611 ounces), from the Company's wholly owned San Martin Silver Mine, located in Jalisco State, Mexico. Silver production was 31,601 ounces (2.8%) lower and gold production was 855 ounces (53.0%) higher than in the first six months of 2003. Total mill throughput was 133,767 tonnes, as compared to 123,221 tonnes in the first six months of 2003. In the first six months of 2004, the mill head grade was 290 g/tonne silver and the mill recovery rate was 86.4%, as compared to a head grade of 313 g/tonne silver and a recovery rate of 89.4% in the first six months of 2003.

For the three months ending June 30, 2004, silver production was 512,191 ounces (2003 – 561,665 ounces) and gold production was 1,178 ounces (2003 – 799 ounces). Silver production was 49,474 ounces (8.8%) lower and gold production was 379 ounces (47.4%) higher than in the three months ending June 30, 2003. Total mill throughput in the three months ending June 30, 2004 was 65,899 tonnes, as compared to 61,155 tonnes in the three months ending June 30, 2003. In the second quarter of 2004, the mill head grade was 310 g/tonne silver and the mill recovery rate was 83.4%, as compared to a head grade of 312 g/tonne silver and a recovery rate of 91.4% in the second quarter of 2003. During the second quarter of 2004, mill feed included material with a higher sulfide content which negatively affected silver recovery.

In the six months ending June 30, 2004, revenue was $7.73 million as compared to $5.70 million in the first 6 months of 2003. Revenue for the three month period ending June 30, 2004 was $3.50 million as compared to $2.82 million in the same period in 2003. The Company recorded a profit of $1.93 million or $0.05 per share for the six month period, as compared with a loss of $0.28 million or $0.01 per share for same period in 2003. Net earnings for the second quarter of 2004 were $0.48 million or $0.01 per share as compared to a loss of $0.26 million or $0.00 per share in the second quarter of 2003. The increase in net earnings is attributable to a combination of an increase in gold production and silver prices during the period. In the first six months of 2004, the average London pm price for silver was $6.48 per ounce, as compared to $4.63 per ounce in 2003.

Cost of sales were $4.74 million for the six month period, as compared to $4.91 million for the year earlier period. General and administrative expenses were $0.57 million for the period as compared to $0.56 million in the first six months of 2003. Depreciation was $0.43 million for the period, as compared to $0.44 million in the year earlier period. Cash costs, net of gold credits, were $4.27 per ounce of silver in the six months ending June 30, 2004, as compared to $4.50 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.62 per ounce of silver in the six months ending June 30, 2004, as compared to $4.86 per ounce of silver in the year earlier period. Cash costs, net of gold credits, were $4.56 per ounce of silver in the three months ending June 30, 2004, as compared to $5.45 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.92 per ounce of silver in the three months ending June 30, 2004, as compared to $5.90 per ounce of silver in the year earlier period. Costs in 2003 were increased due to mill equipment breakdowns.

Liquidity and Capital Resources

At June 30, 2004 the Company had working capital of $1.6 million (comprised of cash of $1.2 million and accounts receivable, inventory and prepaid expenses of $2.0 million, less current liabilities of $1.6 million) as compared to a working capital deficiency of $0.3 million at December 31, 2003 (comprised of cash of $0.4 million and accounts receivable, inventory and prepaid expenses of $1.4 million, less current liabilities of $2.1 million). This increase in working capital was a result of increased cash flows from operations. During the quarter, the Company repaid the balance of $80,000 of a loan of $545,760 due to the Company's President. No interest was paid on this loan. Adding to cash flow was the exercise of stock options. During the six months ending June 30, 2004 the Company issued 180,000 shares from treasury on the exercise of Director stock options for net proceeds of $70,012. Currently, the Company has an issued capital of 38,161,921 common shares and has 630,000 share purchase options outstanding. Other than the loan described above, the Company does not have any long-term contractual obligations.

Risks and Uncertainties

The Company's success depends on a number of factors. Typical risk factors include metal price fluctuations and operating hazards encountered in the mining business. The following table sets out the daily high, low and average London Bullion Dealers price for silver for the past three years and the first six months of 2004:

	Jan. 01 – June 30 2004	2003	2002	2001
High	$8.29	$5.97	$5.10	$4.80
Average	$6.48	$4.88	$4.60	$4.40
Low	$5.50	$4.37	$4.24	$4.10
Range	$2.79	$1.60	$0.86	$0.70

Competition for silver resource properties, producing mines or interests in producing companies may limit opportunities to acquire reasonably priced assets. Future government, legal or regulatory changes could affect any aspect of the Company's business including, among other things, the title to properties, environmental permitting and costs, labour relations, taxation, currency convertibility, the repatriation of profits or capital or the ability to import required equipment or materials. Many of these factors are beyond the Company's control; however, risks and uncertainties are managed, in part, by experienced managers and by cost control initiatives.

Summary of Quarterly Results

Quarter Ending	Total Revenue	Net Income (loss)	Net Income (loss) per share*
June 30, 2004	3,500,938	482,329	0.01
March 31, 2004	4,229,684	1,452,214	0.04
Dec. 31. 2003	3,379,732	(288,518)	(0.01)
Sept. 30, 2003	2,090,953	(540,013)	(0.01)
June 30, 2003	2,817,159	(262,239)	(0.01)
March 31, 2003	2,884,886	(1,159)	(0.00)
Dec. 31, 2002	1,930,548	(81,580)	(0.01)
Sept. 30, 2002	3,217,859	(44,212)	0.00
June 30, 2002	3,042,523	116,803	0.00

*Quarterly per share amounts have been adjusted to reflect the weighted average common shares of the Company outstanding for the full year.

Note that second quarter 2004 profitability was affected by a lower silver price, which averaged US$6.25 per ounce, as compared to US$6.68 in the first quarter of 2004.

Changes in Accounting Policies

Readers are directed to Note 2 of the 2003 Audited Financial Statements for a discussion of the Company's adoption of CICA EIC-130 Translation Method on reporting and measurement currencies. This change did not result in any adjustment to the Company's opening deficit balance however the change in translation method resulted in a cumulative translation adjustment (CTA) balance of $27,691 in shareholders equity at December 31, 2003. This balance has increased to $211,671 as at June 30, 2004. In the year beginning January 1, 2004, the Company has had to comply with the following new or amended accounting policies:

Accounting Policy Reference	Pronouncement
CICA 3870 – Stock-Based Compensation	Expense to be recognized for all forms of stock-based compensation
CICA 3110 – Asset Retirement Obligations	Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to earnings and the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life.
CICA – EIC 141 – Revenue Recognition	This new guidance aligns Canadian and US GAAP with reference to the term "Revenue"
CICA - GAAP	This Handbook section eliminates industry practice as an acceptable source of accounting guidance

The application of these policies to the Company's second quarter financial statements did not result in a material adjustment.

Outlook for 2004

The Company's outlook for 2004, as at August 9, 2004, remains consistent with the Company's outlook provided in the MD&A accompanying the Company's December 31, 2003 audited financial statements.

RESOURCE DEVELOPMENT AND EXPLORATION

Underground Exploration

Mine staff are currently evaluating several areas of the mine where additional development work will increase mineral reserves.

To improve mine safety, access and ventilation, the Company began work on a new haulage adit in 2001. The Rosario mine haulage adit is sized for production, 4 m wide and 3.5 m high, and is being driven alongside the Rosario-Condesa Fault, allowing systematic drill hole sampling of this fault zone. Including double width sections, the new tunnel will have a total length of 1,480 m, of which approximately 1,340 m have been developed. When completed, the adit will reduce mine haulage by some 1,200 m. Little progress was made on this adit in 2003 due to limited funding. The Company has initiated work during 2004 and has less than 150 m remaining to complete this adit.

Minesite Exploration

At December 31, 2003, First Silver controlled 7,241 hectares (17,892 acres) of mineral rights surrounding the mine. First Silver also owns about 1,300 hectares (3,212 acres) of surface land surrounding the mine and another 104 hectares (257 acres) of land at the mill site.

On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development. A Natural Source Audio-Frequency Magnetotelluric (NSAMT) Geophysical Survey conducted during September and October, 2003 identified 25 potential drill targets for follow-up. The Company retained James I. Lyons, Consulting Geologist, to recommend priority locations for drilling and follow-up. Mr. Lyons was able to identify two previously unknown vein structures, the Leones and Huichola veins, which run parallel to the Zuolaga vein. The Leones vein is located about 300 m north of the present mine while the Huichola vein is located about 800 m south of the mine. Based on anomalous surface samples, Mr. Lyons recommended drill targets on the Leones and Huichloa veins. The Company has drilled two holes into each of the Leones and Huichola veins and is currently awaiting assay results.

Other Exploration and Development Projects

The Company currently holds 8 precious metals exploration properties. These eight properties cover 625 hectares (1,544 acres) and are located in Jalisco State, Mexico. The properties all have a small mine production history and have been placed in inventory until mine geological staff have an opportunity to develop exploration plans.

First Silver Reserve Inc.

Consolidated Financial Statements
June 30, 2004
(expressed in U.S. dollars)

Notice to Reader: As required by National Instrument 51-102 (4.3)(3), readers are advised that an auditor has not performed a review of these interim financial statements.

First Silver Reserve Inc.

Consolidated Balance Sheets

(expressed in U.S. dollars)

	June 30, 2004 $	December 31, 2003 $
Assets		
Current assets		
Cash and cash equivalents	1,198,535	418,709
Accounts receivable	988,807	667,841
Inventories	822,333	622,456
Prepaid expenses	159,194	134,379
	3,168,869	1,843,385
Resource assets	3,641,646	3,693,264
	6,810,515	5,536,649
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	873,091	1,353,002
Other taxes payable	700,670	778,665
	1,573,761	2,131,667
Future income taxes	724,841	649,346
Other long-term liabilities	2,424,366	2,488,664
	4,722,968	5,269,677
Shareholders' Equity		
Share Capital	1,387,728	1,317,716
Cummulative Translation Gain (Loss)	(211,671)	(27,691)
Retained earnings	911,490	(1,023,053)
	2,087,547	266,972
	6,810,515	5,536,649

Nature of operations and going concern (note 1)

Approved by the Board of Directors

"Hector Davila Santos" Director "Len Brownlie" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings

For the six months ended June 30, 2004 and 2003

(expressed in U.S. dollars)

	For The Three Months Ended June 30, 2004 $	For The Three Months Ended June 30, 2003 $	For The Six Months Ended June 30, 2004 $	For The Six Months Ended June 30, 2003 $
Revenue				
Sales	3,500,938	2,816,528	7,730,622	5,696,940
	3,500,938	2,816,528	7,730,622	5,696,940
Cost and expenses				
Cost of sales	2,418,724	2,543,285	4,735,370	4,913,426
General and administrative	300,373	317,705	566,443	556,379
Employee profit sharing	-	-	-	-
Depreciation and depletion	214,061	234,704	432,185	443,327
Other income	604	(631)	263	(5,105)
Foreign exchange (gain) loss	56,845	(27,809)	(874)	40,798
	2,990,607	3,067,254	5,733,387	5,948,825
(Loss) earnings before income taxes	510,331	(250,726)	1,997,235	(251,885)
Provision for (recovery of) income taxes				
Current	-	-	-	-
Future	28,002	11,513	62,692	26,815
	28,002	11,513	62,692	26,815
Net (Loss) earnings for the period	482,329	(262,239)	1,934,543	(278,700)
Retained earnings - Beginning of period	429,161	52,415	(1,023,053)	68,876
Retained earnings - End of period	911,490	(209,824)	911,490	(209,824)
Earnings (loss) per share	$0.01	($0.00)	$0.05	($0.01)

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Cash Flows

For the six months ended June 30, 2004 and 2003

(expressed in U.S. dollars)

	For The Three Months Ended June 30, 2004 $	For The Three Months Ended June 30, 2003 $	For The Six Months Ended June 30, 2004 $	For The Six Months Ended June 30, 2003 $
Cash flows from operating activities				
Net earnings (loss) for the year	482,329	(262,239)	1,934,543	(278,700)
Items not affecting cash				
Depreciation and depletion	214,061	234,704	432,185	443,327
Cumulative translation gain	(3,512)	(4,188)	(183,980)	(7,975)
Future income taxes	(37,480)	45,875	75,495	25,334
	655,398	14,152	2,258,243	181,986
Changes in non-cash working capital items	(27,455)	15,261	(1,103,564)	(56,617)
	627,943	29,413	1,154,679	125,369
Cash flows from financing activities				
Issue of share capital	17,439	-	70,012	12,998
Increase (Reduction) in long term debt	(70,071)	61,706	(64,298)	16,397
	(52,632)	61,706	5,714	29,395
Cash flows from investing activities				
Resource asset expenditures	(226,515)	(183,737)	(380,567)	(304,394)
	(226,515)	(183,737)	(380,567)	(304,394)
(Decrease) Increase in cash and short-term equivalents	348,796	(92,618)	779,826	(149,630)
Cash and cash equivalents - Beginning of period	849,739	440,265	418,709	497,277
Cash and cash equivalents - End of period	1,198,535	347,647	1,198,535	347,647

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Notes To Consolidated Statements

For the six months ended June 30, 2004

1 Basis of presentation

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of our annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Except as disclosed in note 2, the accounting policies used in preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our annual consolidated financial statements and the notes thereto for the two years ended December 31, 2003.

These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report.

2 Accounting Changes

Foreign Currency Translation

On January 1, 2003 the Company changed its accounting policy for the translation of foreign currency as required by the Canadian Institute of Chartered Accountants Handbook section 1650. Under this new standard assets and liabilities are translated at the current rate, while income statement items are translated at the average rate for the period. Income Statement prior year comparative numbers have been restated at the average rate to ensure an accurate and fair presentation.

3 Capital stock

Authorized

100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance –December 31, 2003	37,956,921	$1,317,716
Issued upon exercise of share purchase options	180,000	$70,012
Balance – June 30, 2004	38,136,921	$1,387,728

Stock options outstanding

The following table summarizes information about the options at June 30, 2004 and the changes for the six months then ended:

	2004		2003	
	Number of shares	Weighted average exercise price Cdn. $	Number of shares	Weighted average exercise price Cdn. $
Options outstanding – Beginning of period	710,000	$0.68	745,000	$0.57
- Exercised during period	180,000	$0.61	25,000	$0.82
- Issued during period	125,000	$1.64	200,000	$0.93
Options outstanding - End of period	655,000	$0.67	920,000	$0.64

CORPORATE INFORMATION

CORPORATE ADDRESS

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-333-817-3442
Fax: 011-52-333-817-3314

DIRECTORS AND OFFICERS

Hector Davila Santos
Director, President, CEO
Guadalajara, Mexico

Jim O'Rourke, P.Eng.
Director
Vancouver, B.C.

Victor Garcia Jimenez
Director
Mexico City, Mexico

Len W. Brownlie, Ph.D
Director and Corporate Secretary
Vancouver, B.C.

Robert Young, P.Eng.
Director
Vancouver, B.C.

Rodney A. Shier, C.A.
Vice-President Finance and CFO
Vancouver, B.C.

LISTED

Toronto Stock Exchange
Symbol: FSR
CUSIP#: 33642A102
SEC 12g3-2(b) exemption #82-3449

TRANSFER AGENT

Computershare Trust
510 Burrard Street
Vancouver, B.C.
V6C 3B9

SOLICITORS

Farris, Vaughan, Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

Garcia Jimenez & Associados
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

AUDITORS

PricewaterhouseCoopersLLP
250 Howe Street
Vancouver, B.C.
V6C 3S7

PricewaterhouseCoopers
Av. Prolongacion Americas 1592 4to.
Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico